United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2013
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

BREF HR, LLC
Full Name of Registrant

Former Name if Applicable
250 Vesey Street, 15th Floor
Address of Principal Executive Office (Street and Number)
New York, NY 10281-1023
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 1, 2011, Hard Rock Hotel Holdings, LLC (“HRH Holdings”), Vegas HR Private Limited, Brookfield Real Estate Financial Partners LLC, NRFC WA Holdings, LLC, Morgans Hotel Group Co. and certain affiliates of DLJ Merchant Banking Partners, as well as other interested parties entered into the Agreement to Transfer in Lieu of Foreclosure and Settlement Agreement, pursuant to which the membership interests of HRHH JV Junior Mezz, LLC and HRHH Gaming Junior Mezz, LLC, which collectively indirectly owned the assets comprising the Hard Rock Hotel & Casino Las Vegas, were transferred and assigned to BREF HR, LLC (the “Company”). Accordingly, the Hard Rock Hotel & Casino Las Vegas and related assets have been owned by the BREF HR, LLC since March 1, 2011 pursuant to such assignment and transfer. The transactions contemplated by such agreement are referred to as the “Assignment.”

On October 24, 2011 the Company voluntarily filed a registration statement on Form 10 (as amended, the “Registration Statement”) in order to register its Class A Units pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company was not required to file this Registration Statement pursuant to the Exchange Act, but did so in order to comply with certain gaming regulatory requirements of the Nevada Gaming Control Act relating to the Company’s ownership of the Hard Rock Hotel & Casino Las Vegas. Pursuant to Section 12(g)(1) of the Exchange Act, the Registration Statement became effective on December 22, 2011, such date being 60 days after filing of the Registration Statement with the Securities and Exchange Commission (the “SEC”).

As a consequence of the Registration Statement becoming effective, the Company is subject to the reporting requirements under Section 13(a) of the Exchange Act, including the requirement to file a Form 10-Q in respect of the quarter ending September 30, 2013 (the “Form 10-Q”).

In respect of the Form 10-Q, the Company is currently in the process of preparing its audited annual financial statements for the year ended December 31, 2012. The Company is unable to timely file the Form 10-Q with the SEC primarily as a result of the timing of the Form 10-K for the year ended December 31, 2011, which was filed on June 3, 2013. The 2011 Form 10-K was delayed as a result of the complex nature of the transaction and the detailed analysis required to complete the valuation of the assets and liabilities comprising the Hard Rock Hotel &Casino Las Vegas, to reflect the fair value of the tangible and intangible assets and liabilities as of the date of the Assignment, March 1, 2011. The Company is working diligently to complete the preparation of its annual financial statements and the audit thereof, and will file the Form 10-Q as soon as practicable thereafter.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Theresa Hoyt	212	417-7286
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BREF HR, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-15-2013	By /s/	Andrea Balkan	Title:	Authorized Representative

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).